EXHIBIT 99.1

FOR
LJ INTERNATIONAL INC.
(NASDAQ/NM: JADE)

CONTACTS BETTY HO LJ International Inc. 011 (852) 2170-0001	GREGORY A. McANDREWS Greg McAndrews & Associates (310) 301-3035

FOR IMMEDIATE RELEASE

LJ INTERNATIONAL INC. BOOKS $15M IN NEW ORDERS;

FEATURES NEW PRODUCTS AT JCK GEM SHOW IN LAS VEGAS

     HONG KONG, JUNE 19, 2003 — LJ International Inc. signed several major national accounts and booked $15 million in early orders for Christmas from new and existing clients at the recent JCK Jewelry Manufacturing Show in Las Vegas, NV.

     LJ International was the largest international exhibitor at the convention. The company displayed its full range of fine jewelry and introduced 2003/2004 new products including Rosenite garnet, fashion diamond, concave special cut and high end tanzanite jewelry, all set with 14K and 18K gold.

     “This is the most successful JCK show for LJ International in many years, and provided a strong base of new business to bolster an already significant second half of 2003,” according to Chairman and CEO Yu Chuan Yih. “We were especially pleased with the traffic and sales as compared to last year amid the SARs situation in Asia,” he added.

     LJI featured its increasing number of diamond accented jewelry with its traditional colored gem jewelry. The company also displayed earrings, earclips, pendants, diamond rings and sterling silver jewelry in addition to Lorenzo signature items.

(MORE)

NEWS RELEASE — 2003 GEM SHOW
JUNE 19, 2003

     LJ International Inc. (NASDAQ/NM: JADE) is a leading publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. Website: www.ljintl.com.

     (Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.)

XXX